1 VEON HOLDINGS B.V. (the “Issuer”) RESULTS OF 2023 PUT OPTION relating to USD 529,320,000 5.95% notes due October 2023 (ISIN: US92718WAE93 (144A) and XS0889401724 (REGS)) (the “October 2023 Notes”) and USD 700,000,000 7.25% notes due December 2023 (US36251BAB18 (144A) and XS1400710726 (REGS)) (the “December 2023 Notes” and together with the October 2023 Notes, the “Notes”) Amsterdam, Netherlands, 20 April 2023 15:30 CEST The Issuer announces today the results of the 2023 Put Option in respect of the Notes. On 5 April 2023, the Issuer issued the 2023 Put Option Event Notice which commenced the 2023 Put Option Period during which Holders could elect to participate in the 2023 Put Option. Terms defined in the 2023 Put Option Event Notice and the terms and conditions of the Notes shall have the same meaning in this announcement, unless otherwise defined herein. The 2023 Put Option Period expired at 5:00 p.m. (New York time) on 19 April 2023 and the aggregate principal amount of Notes in respect of which the 2023 Put Option had been validly exercised was: (a) USD 165,377,000 of the October 2023 Notes, and (b) USD 293,747,000 of the December 2023 Notes. Subject to the terms of the 2023 Put Option, the Issuer will pay to the Holders of Notes accepted for purchase the Repurchase Price for their Notes on 26 April 2023. Following settlement of the 2023 Put Option, the aggregate principal amount of Notes outstanding is expected to be: Description of Notes Expected aggregate principal amount of Notes outstanding following settlement of 2023 Put Option USD 529,320,000 5.95% notes due October 2023 (ISIN: US92718WAE93 (144A) and XS0889401724 (REGS)) USD 363,943,000 USD 700,000,000 7.25% notes due December 2023 (US36251BAB18 (144A) and XS1400710726 (REGS)) USD 406,253,000

2 Kroll Issuer Services Limited as the Settlement Agent Telephone: + 44 20 7704 0880 Email: veon@is.kroll.com Attention: Paul Kamminga Important Notice This announcement is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This announcement is not a prospectus for the purposes of Regulation (EU) 2017/1129. This announcement or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this announcement or any part hereof is not intended for any persons in the Russian Federation who are not "qualified investors" within the meaning of Article 51.2 of Federal Law No. 39-FZ "On the Securities Market" dated 22 April 1996, as amended (the "Russian QIs"), and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. No securities have been and will be registered in Russia and are intended for "placement" or "circulation" in Russia (each as defined in Russian securities laws) unless and to the extent otherwise permitted under Russian law. Elements of this announcement contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This announcement has been prepared by VEON solely for informational purposes. This announcement contains certain forward-looking statements. These forward- looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “may” or “will” or, in each case, their negative or other variations or comparable

3 terminology or by their context. These forward-looking statements include all matters that are not historical facts, and include statements relating to, among other things, the Put Option and the closing of the transactions described above. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as at the date of this announcement and the Issuer expressly disclaims any obligations or undertaking to release any update of, or revisions to, any forward-looking statements in this announcement. There can be no guarantee that any contemplated transactions or activities described in this announcement will occur on the terms described herein or at all. This announcement does not constitute, and should not be construed as, part of any offer or invitation for the sale or purchase of securities and it is not intended to provide the basis of any investment decision nor does it or is it intended to form the basis of any contract for acquisition of or investment in any member of the Issuer, financial promotion, or any offer or invitation in relation to any acquisition of or investment in any member of the Issuer in any jurisdiction, nor does it purport to give legal, tax or financial advice. Nothing herein shall be taken as constituting the giving of investment advice and this announcement is not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation to acquire or sell any securities of the Issuer. The recipient must make its own independent assessment and such investigations as it deems necessary. The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities. No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of the Issuer or any of its shareholders, affiliates, directors, officers or employees or any other person as to the accuracy, adequacy, usefulness, completeness or fairness of the information or opinions contained in these materials or as to the reasonableness of any assumptions on which any of the information herein is based. The Issuer shall have no liability to any party for the quality, accuracy, timeliness, continued availability, or completeness of any information contained in this announcement. Any transaction entered into as part of the 2023 Put Option must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licenses and approvals from competent sanctions authorities. Developments with respect to applicable sanctions and export control laws and regulations following the date of this announcement could materially impact the transactions presented herein. About VEON

4 VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com